Exhibit 99.2

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CONNECTED TRANSACTION

ACQUISITION OF THE ENTIRE EQUITY INTERESTS IN SOUTH OIL

EXPLORATION AND DEVELOPMENT CO., LTD.

The Board announces that the Company has entered into the Equity Transfer Agreement with CNPC E&D and CNPC Central Asia on 27 October 2011, pursuant to which the Company will acquire the entire equity interests in South Oil from CNPC E&D and CNPC Central Asia. Upon closing of the Acquisition, the Company will pay a sum of RMB1,666,381,800 (approximately HK$2,041,859,308.18) as consideration to CNPC E&D and CNPC Central Asia, representing the net asset value of the Equity Interests to be acquired as assessed by China Assets Appraisal Co., Ltd., adopting 30 April 2011 as the Valuation Date. Such consideration will be adjusted by reference to the final appraised value filed with the authorised institution of SASAC.

CNPC E&D is a non-wholly owned subsidiary of the Company. China National Oil and Gas Exploration and Development Corporation, a subsidiary of CNPC, holds 50% equity interests in CNPC E&D. In addition, CNPC is the controlling shareholder of the Company and CNPC Central Asia is a subsidiary of CNPC. Pursuant to the Listing Rules, each of CNPC E&D and CNPC Central Asia is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company.

The Board has approved the Acquisition on 27 August 2009. However, due to the change of governmental policy, the contracting parties could not agree on the closing matters. As agreed with the transferors, the Company has terminated the Acquisition on 19 August 2010. In order to complete the Acquisition and after negotiation, the Company has recently agreed with the transferors on the relevant arrangements. In addition, the Acquisition has been approved at the extraordinary meeting of the Board on 27 October 2011.

Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

EQUITY TRANSFER AGREEMENT

Date

27 October 2011

Parties

Transferors:	CNPC E&D and CNPC Central Asia

Transferee:	the Company

The Acquisition and the Equity Interests to be acquired

Subject to satisfaction of certain conditions precedent under the Equity Transfer Agreement, the Company has agreed to acquire and CNPC E&D and CNPC Central Asia have agreed to sell their respective equity interests in South Oil, which, in aggregate, represent the entire equity interests in South Oil. In 2010, the revenue of South Oil from sales of oil and gas was RMB1,000,980,471.01 (approximately HK$1,226,526,413.11), with a net profit of RMB 474,465,361.44 (approximately HK$581,374,277.29). Prior to the signing of the Equity Transfer Agreement, the equity interests in South Oil was held as to 95% by CNPC E&D and as to 5% by CNPC Central Asia .

Consideration

The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. Pursuant to the Equity Transfer Agreement, the Company will pay a sum of RMB1,583,062,700 (approximately HK$1,939,766,330.51) as consideration to CNPC E&D, in respect of the 95% interest held by CNPC E&D in South Oil, and a sum of RMB83,319,100 (approximately HK$102,092,977.66) as consideration to CNPC Central Asia, in respect of the 5% interest held by CNPC Central Asia in South Oil. The above consideration was determined by reference to the valuation report prepared by China Assets Appraisal Co., Ltd., an independent valuer, and the reference date of the valuation was 30 April 2011. However, as set out below, such consideration will be adjusted by reference to the final appraised value filed with the authorised institution of SASAC and the gain/loss during the Transition Period.

Subject to the terms and conditions of the Equity Transfer Agreement, any gain/loss of South Oil arising in the Transition Period shall be enjoyed or borne by CNPC E&D and CNPC Central Asia. In the event of a loss during such period, the Company will make a deduction from the consideration and in the event of a profit during such period, the Company will increase the consideration. The actual amount of gain/loss shall be determined by the Company, CNPC E&D and CNPC Central Asia by reference to the results of the Supplemental Audit. The Company will pay such differences on a dollar-for-dollar basis in cash and vice versa.

The Company will pay the consideration (as adjusted) to CNPC E&D and CNPC Central Asia in cash from internal resources. The Company expects that the adjusted consideration will be paid to CNPC E&D and CNPC Central Asia on the Closing Date.

According to the valuation by China Assets Appraisal Co., Ltd. using the asset-based approach, the net asset value of South Oil was RMB1,666,381,800 (approximately HK$2,041,859,308.18) as of the Valuation Date.

For the financial year ended 31 December 2009, the audited net profit before and after tax of South Oil were RMB406,615,608.96 (approximately HK$498,236,278.15) and RMB365,046,488.42 (approximately HK$447,300,594.80) respectively. For the financial year ended 31 December 2010, the audited net profit before and after tax of South Oil were RMB539,021,768.31 (approximately HK$660,476,857.67) and RMB474,465,361.44 (approximately HK$581,374,277.29) respectively. The above information is extracted from the audited financial statements of South Oil prepared under the CAS.

According to the audit report prepared for the purpose of the Acquisition, the audited net book value of South Oil was RMB494,390,700 (approximately HK$605,789,293.11) as of 30 April 2011, being the reference date for the purpose of such audit report.

The original purchase cost paid by CNPC E&D for the 95% equity interests in South Oil was RMB142,500,000 (approximately HK$174,608,814.99) whilst the original purchase cost paid by CNPC Central Asia for the 5% equity interests in South Oil was RMB7,500,000 (approximately HK$9,189,937.63).

Conditions Precedent to closing of the Acquisition

The conditions precedent to closing of the Acquisition include the following:

(1)	the Equity Transfer Agreement being signed by each of the legal or authorized representatives of CNPC E&D, CNPC Central Asia and the Company;

(2)	the Equity Transfer Agreement and the Acquisition having obtained all necessary consents and approvals, including without limitation to:

(a)	each of CNPC E&D and CNPC Central Asia having obtained approval from their respective internal authorities in respect of the Acquisition;

(b)	the Company having obtained approval from its internal authorities in respect of the Acquisition;

(c)	the Acquisition having been approved by the shareholders of South Oil;

(d)	creditors and any other relevant third parties having given all the necessary consents to CNPC E&D and CNPC Central Asia in respect of the intended transfer of the Equity Interests;

(e)	the Asset Valuation Report, being the pricing basis of the Acquisition, having been confirmed by CNPC E&D, CNPC Central Asia and the Company and the filling process with the authorised institution of SASAC having been completed; and

(f)	the Acquisition, to take place by way of transfer by agreement, having obtained the approval by the authorised institution of SASAC; and

(3)	the representations, warranties and undertakings given by the parties under the Equity Transfer Agreement remaining correct up to and including the Closing Date.

CLOSING

Closing shall take place on the date on which all conditions precedent of the Equity Transfer Agreement are satisfied and the Company shall pay the Consideration. CNPC E&D and CNPC Central Asia shall actively procure the satisfaction of all the conditions precedent as prescribed by the Equity Transfer Agreement (save as (2)(b) above) within a reasonable period of time and shall use their reasonable endeavours to procure the closing of the Acquisition to take place on or before 31 December 2011.

REASONS FOR THE ACQUISITION AND BENEFIT TO THE COMPANY

The Board considers that the acquisition of the entire equity interests in South Oil is in line with the development strategies of the Company. It is an important move to accelerate the adjustment of the Company’s oil and gas management system and to drive forward the overall development of exploration and development of oil and gas. The Acquisition has long-term strategic significance:

(i)	the integration of the exploration and development of oil and gas and enhancement of the business management are beneficial to the Company’s integrated management of its domestic oil and gas business and optimised allocation of resources. This would accelerate the exploration and development of oil and gas in Southern China, and would in turn enhance the Company’s control over the area in respect of exploration and development of oil and gas, and create room for business development;

(ii)	South Oil is mainly responsible for exploration and development of oil and gas in Guangdong, Hainan and Guangxi and has explored a number of favourable areas for oil and gas drilling. Among these areas, the oilfield in Fushan is one of the recent inland discoveries in Southern China (south of the Yangtze River) with commercial value, showing good prospects on exploration and development. The Acquisition can bring a potential of high value growth to the Company, a new opportunity to increase the Company’s profits and a higher return to the Company’s shareholders; and

(iii)	the closing of the Acquisition will help reducing the Company’s connected transactions and enhancing the Company’s independence in respect of its business operations.

INFORMATION ON THE COMPANY

Business of the Company

The Company is principally engaged in petroleum and natural gas-related activities, including:

(a)	the exploration, development, production and sale of crude oil and natural gas;

(b)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(c)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil, and the sale of natural gas.

Business of CNPC

CNPC is the controlling shareholder of the Company. It was established in July 1998 and is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company. CNPC is an integrated energy corporation with businesses covering exploration and development of oil and gas, refining and petrochemical, oil product marketing, storage and transportation of oil and gas, oil trading, engineering and technical services and petroleum equipment manufacturing

Business of CNPC E&D

CNPC E&D is a subsidiary of the Company and a joint venture company held as to 50% by the Company and as to 50% by China National Oil and Gas Exploration and Development Corporation.

CNPC E&D is principally engaged in the exploration, development, production, transmission and marketing of crude oil and natural gas. It has operations in Kazakhstan, Venezuela, Indonesia, Peru, Algeria, Azerbaijan, Chad, Canada, PRC, Ecuador, Niger and Oman.

Business of CNPC Central Asia

CNPC Central Asia is a subsidiary of CNPC. It is engaged in exploration and development oil and gas fields; subcontracting oil related operations and services; marketing of machinery, equipment, meters and parts involved in oil related operations, and of chemical products used in oilfields and mud materials; provision of related technological services and technical consultancy services; and information services.

Business of South Oil

South Oil was established in 1995, with its registered capital currently at RMB150,000,000 (approximately HK$183,798,752.62). South Oil is principally engaged in, among others, exploration, exploitation and production of oil and gas; integrated utilisation and sales of oil and gas, associated and intergrown mineral resources and mineral resources discovered during the exploration of oil and gas; and related consultancy services.

IMPLICATIONS UNDER THE LISTING RULES

CNPC E&D is a non-wholly owned subsidiary of the Company. China National Oil and Gas Exploration and Development Corporation, a subsidiary of CNPC, holds 50% of the CNPC E&D. In addition, CNPC is the controlling shareholder of the Company and CNPC Central Asia is a subsidiary of CNPC. Pursuant to the Listing Rules, each of CNPC E&D and CNPC Central Asia is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company. Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Equity Transfer Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Acquisition has been approved at the extraordinary meeting of the Board on 27 October 2011. Each of Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board, and Directors Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan, all being Directors connected with CNPC, has abstained from voting in view of their position as connected Directors. Save as disclosed above, none of the Directors has any material interests in the Acquisition.

DEFINITIONS

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Acquisition”	the acquisition of the Equity Interests from CNPC E&D and CNPC Central Asia by the Company pursuant to the Equity Transfer Agreement

“Asset Valuation Report”	the asset valuation report drawn up by China Assets Appraisal Co., Ltd. in respect of the assets and liabilities of the Equity Interests under the Acquisition as of the Valuation Date

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“CNPC”	China National Petroleum Corporation, a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“CNPC Central Asia”	CNPC Central Asia Petroleum Company Limited (中油中亞石油有限責任公司), a company incorporated under the laws of the PRC with limited liability, holding a 5% equity interests in South Oil

“CNPC E&D”	CNPC Exploration and Development Company Limited (中油勘探開發有限公司), a company incorporated under the laws of the PRC with limited liability, holding a 95% equity interests in South Oil

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange

“Closing Date”	the date on which all conditions precedent of the Equity Transfer Agreement are satisfied and the Company shall pay the Consideration, and parties shall use their reasonable endeavours to procure the closing of the Acquisition to take place on or before 31 December 2011

“Directors”	the directors of the Company, including the independent non-executive directors of the Company

“Equity Interests”	the entire equity interests in South Oil

“Equity Transfer Agreement”	the agreement dated 27 October 2011 entered into between the Company and CNPC E&D and CNPC Central Asia in respect of the Acquisition

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	The People’s Republic of China

“CAS”	the China Accounting Standards

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	the State-owned Asset Supervision and Administration Commission of the State Council

“South Oil”	South Oil Exploration and Development Co., Ltd. (南方石油勘探開發有限責任公司), a limited liability company incorporated under the laws of the PRC

“Supplemental Audit”	a special audit conducted by an auditor engaged by the parties on the changes in the value of the Equity Interests from the Valuation Date to the reference date of the Supplemental Audit for the purpose of determining any gain or loss during the Transition Period

“Transition Period”	the period from the Valuation Date up to and including the Closing Date

“Valuation Date”	30 April 2011

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

Beijing, the PRC

27 October 2011

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

In this announcement, RMB has been translated into HK$ at the rate close to the date of the Equity Transfer Agreement of HK$1= RMB0.81611 for reference purpose only.